UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF 166th MEETING OF THE AUDIT AND CONTROL COMMITTEE OF TELEFÔNICA BRASIL S.A., HELD ON DECEMBER 11th, 2024

1. DATE, TIME AND VENUE: On December 11th, 2024, at 12:50 p.m. (São Paulo local time), exceptionally held remotely, as provided for in Article 47, first Paragraph of the Internal Rules of the Board of Directors and Advisory Committees of Telefônica Brasil S.A. (“Company”).

2. CALL NOTICE AND ATTENDANCE: The call was made in accordance with the Company’s Board of Directors and Audit and Control Committee Rules. All members of the Company’s Audit and Control Committee (“Committee”) were present, namely: Mr. Juan Carlos Ros Brugueras, Chairman of the Committee; Mr. José Maria Del Rey Osorio, Counselor and Mr. Alfredo Arahuetes García, Counselor. Also, present were the CFO and Investor Relations’ Officer, Mr. David Melcon Sanchez-Friera; the Chief Audit Officer; the Director of Accounting and Revenue Projection, Mrs. Jaqueline Nogueira de Almeida; the Senior Manager and Company’s Accountant, Mr. Carlos Cesar Mazur; the General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira; and the Director of Corporate and Business Affairs of the Company, Mrs. Nathalia Pereira Leite, as the Meeting Secretary.

3. PRESIDING BOARD: Juan Carlos Ros Brugueras – Chairman of the Meeting; Nathalia Pereira Leite – Meeting Secretary.

4. AGENDA AND RESOLUTION: After examining the matters on the Agenda, the present members of the Committee unanimously decided as follows:

4.1. Approval of the proposal for replacement of independent auditors for the provision of independent audit services of the Company for the fiscal year 2025: The Director of Accounting and Revenue Projection, Ms. Jaqueline Nogueira de Almeida, along with the Company's Accountant, Mr. Carlos Cesar Mazur, presented a proposal for replacement of the current independent auditors of the Company, Baker Tilly 4Partners Auditores Independentes Ltda. ("Baker Tilly"), with PricewaterhouseCoopers Auditores Independentes ("PwC"), to provide independent audit services of the Company's individual and consolidated financial statements for the fiscal year 2025, which will begin from the review of the quarterly information (ITRs) for the first quarter of 2025. The committee members, having analyzed the proposal, appreciated the conduction of the process of selecting the Company's independent auditors and unanimously recommended, the submission of the matter for approval by the Company's Board of Directors.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF 166th MEETING OF THE AUDIT AND CONTROL COMMITTEE OF TELEFÔNICA BRASIL S.A., HELD ON DECEMBER 11th, 2024

5. CLOSING: There being no further matters to be discussed, the Chairman of the Committee declared the meeting adjourned, and these minutes were drawn up. São Paulo, December 11th, 2024. (aa): Juan Carlos Ros Brugueras – Chairman of the Audit and Control Committee; Alfredo Arahuetes García; José María Del Rey Osorio; Meeting Secretary: Nathalia Pereira Leite.

I hereby certify that these minutes are a faithful copy of the minutes of the 166th Meeting of the Audit and Control Committee of Telefônica Brasil S.A., held on December 11th, 2024, drawn up in the Company’s book. this is a free English translation.

_______________________________

Nathalia Pereira Leite

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	December 12, 2024	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director